Hilton Group plc

PROCESSED

NOV 19 2003

THOMSON FINANCIAL

03037283

03 NOV 12 AM 7:21

Ref: 82-1571

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com

Hilton Ladbrokes LivingWell

Hilton Group plc

03 NOV 12 AM 7:21

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 30 OCTOBER 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 157,221,142 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 9.95% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
HSBC	7,168,500
CHASE NOMINEES LIMITED	3,960,000
STATE STREET NOMINEES LIMITED	3,726,118
STATE STREET BANK & TRUST COMPANY	3,188,400
J P MORGAN CHASE	39,200
LLOYDS BANK NOMINEES LIMITED	538,800
MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK	5,900
NORTRUST NOMINEES	41,200
STATE STREET NOMINEES LIMITED	559,323
BROWN BROTHERS HARRIMAN	40,500

dlw 11/12

NORTHERN TRUST	209,100
LLOYDS BANK NOMINEES LIMITED	1,135,700
STATE STREET BANK & TRUST	301,400
J P MORGAN CHASE	401,300
CHASE MANHATTAN BANK LONDON	29,881,493
CHASE NOMINEES LIMITED	5,802,800
BANK OF NEW YORK LONDON	2,177,600
MELLON NOMINEES LIMITED	961,700
NORTHERN TRUST	744,900
CHASE NOMINEES LIMITED	2,578,529
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	578,500
DEUTSCHE BANK	147,100
CITIBANK	1,140,800
BANKERS TRUST	332,900
HSBC	182,200
NORTHERN TRUST	620,100
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	20,293,870
CHASE MANHATTAN BANK LONDON	8,438,377
STATE STREET BANK & TRUST	4,147,799
BANK OF NEW YORK LONDON	19,950,800
CHASE NOMINEES LIMITED	3,971,100

DEUTSCHE BANK	1,498,076
NORTHERN TRUST	10,793,062
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	2,714,300
NATIONAL AUSTRALIA BANK	29,100
PICG	14,600
J P MORGAN	7,051,800
STATE STREET NOMINEES LIMITED	2,662,800
CITIBANK	844,600
MSS NOMINEES LIMITED	2,437,247
NORTRUST NOMINEES LIMITED	3,644,900
CHASE MANHATTAN BANK AG FRANKFURT	250,748
MORGAN STANLEY	1,609,100
BROWN BROTHERS HARRIMAN	298,500
TOTAL	157,221,142